Exhibit 1

NEWS

For Release:	IMMEDIATE

Hadera Paper Ltd.
 Tax Demand at an Associated Company

Hadera, Israel, February 18, 2010 - Hadera Paper Ltd. (AMEX:AIP) (the “Company” or “Hadera Paper”) announced that according to the announcement of KCTR, the Turkish subsidiary ("KCTR") of the associated company Hogla- Kimberly Ltd (49.9%), during 2009, as part of a formal tax inspection of the Turkish Tax Authorities, KCTR's Financial Reports for the years 2004-2008 were examined.

On February 16, 2010, KCTR received a tax inspection report, following the aforementioned inspection, according to which KCTR is required to an additional tax payment for two matters audited, as detailed below, on the total amount of 135 millions YTL (approximately 89 millions USD) including interest and penalty.

KCTR provided a provision at its Financial Reports for December 31, 2009, with regards to one of these two matters (Stamp Tax) of 158 thousands YTL (approximately 104 thousands USD), which KCTR consider to be the required estimated cash outflow for the matter.

Regarding the second matter, which is the essential part of the tax demand (tax on capital injection from Hogla- Kimberly to KCTR), KCTR, based on its tax consultant opinion, estimates that the likelihood that it will be demanded for the additional tax payment in this matter, is rather low, and therefore it will not provide a provision at its Financial Reports for December 31, 2009, with regards to the second matter.

In addition, it will be emphasized that KCTR, based on its tax consultant opinion, opposes the Turkish Tax Authorities demands regarding the second matter, and is about to appeal.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il